3000 N. Sam Houston Parkway E. ● Houston, Texas 77032

Phone 281.871.2699

June 2, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ethan Horowitz, Accounting Branch Chief
Office of Natural Resources

	Re:	Halliburton Company
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 7, 2017
File No. 1-03492

Dear Mr. Horowitz:

Set forth below are the responses of Halliburton Company (“Halliburton” or “the Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2017 with respect to Halliburton’s Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on February 7, 2017, File No. 1-03492 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations in 2016 Compared to 2015, page 28

1.	The response to prior year comment 2 in your letter dated June 6, 2016 regarding disclosure in your Form 10-K for the fiscal year ended December 31, 2015 stated that you would expand the discussion of increases or decreases in revenue and operating income to distinguish between causal factors. However, the analysis of your operating results does not appear to quantify the effect of each factor identified as the cause of a material change to the amounts presented as part of your financial statements. Revise to provide disclosure consistent with your prior letter. Refer to Item 303(a)(3) of Regulation S-K and section III.B. of SEC Release No. 33-8350.

Response: In the course of preparing our Form 10-K, we considered Item 303(a)(3) of Regulation S-K and related guidance, including but not limited to SEC Release No. 33-8350, as well as our response to prior year comment 2. After consideration of those items, we believed that the disclosure in the Management’s Discussion and Analysis (MD&A) section of our Form 10-K complied with the requirements of Item 303(a) and related guidance. We respectfully submit that Item 303(a) and related guidance require quantification of the causes of changes in revenue and operating income only to the extent necessary to an understanding of our business as a whole, and where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. As we discussed in our response to the prior year comment letter, we provide quantification in cases in which we are able to distinguish between causal factors related to changes in prices, volume or any new products and services, and where such causal factors are material and necessary to an understanding of our business as a whole.

The MD&A section of our Form 10-K describes the various factors that have a material impact on our business, including oil and natural gas prices and other global economic factors, both of which are the primary drivers for increases or decreases in demand for our products and services. We provide quantitative information regarding oil and natural gas pricing and a quantitative analysis of rig count, which provides a proxy for volume demand for our products and services. While we describe changes in our reported results with reference to greater or lesser activity in particular product service lines (PSL) or geographic areas in which we operate, we do not believe that a quantification of the underlying changes in volume and pricing for a particular PSL or geographic area is material in all cases to investors’ understanding of our results. This approach is consistent with how management understands and evaluates Company performance internally. In addition, we generally are not able to differentiate with precision between the impact of pricing and volume on increases or decreases in revenues and operating income. In cases where quantification is not material or where we cannot differentiate between causal factors, we use the terms “primarily” or “partially offset by” to convey the causes of changes from period to period. The absence of a quantification of individual named items covered by the terms “primarily” or “partially offset by” conveys the concept that no individual item need be quantified to assist the reader in understanding a variance between the two periods.

In future filings, we will continue to be mindful of the requirements of Item 303(a)(3) and related guidance, and will expand the discussion of and quantify the causes of increases or decreases in revenue and operating income where material to an investors’ understanding of our results and where we are able to distinguish between causal factors.

Critical Accounting Estimates, page 34

Value of Long-Lived Assets, Including Intangible Assets and Goodwill, page 35

2.	In 2016, you recorded impairment charges on long-lived assets totaling approximately $2.6 billion due to projected declines in asset utilization. Disclosure in your filing states that the fair value of your long-lived assets was based on a discounted cash flow analysis, which required the use of significant unobservable inputs. Revise to provide additional detail describing the types of long-lived assets for which the carrying value was not deemed to be recoverable. Your revised disclosure should discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your long-lived assets (i.e., revenue growth rates, expected profitability margins, discount rates, etc) and address potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350.

Response: We acknowledge the Staff’s comment on providing additional detail describing the types of long-lived assets for which the carrying value was not deemed to be recoverable. For the year ended December 31, 2016, we recorded approximately $2.6 billion of fixed asset impairments attributable to our Completion and Production (C&P) and Drilling and Evaluation (D&E) operating segments, as follows:

(in millions)	C&P	D&E	Total
Machinery and equipment	$1,585	$863	$2,449
Buildings and property improvements	65	30	95
Other	6	1	6

Total	$1,656	$894	$2,550

Market conditions continued to weaken in the first quarter of 2016 with a significant decline in oil prices and rig count, which prompted us to perform additional impairment assessments to test the recoverability of our long-lived assets in accordance with FASB ASC 360-10-35-21. Of the total $2.4 billion of machinery and equipment that we impaired during 2016, approximately $1.1 billion was attributable to our Production Enhancement PSL, the majority of which was located in North America. As disclosed in Note 3 of our Form 10-K, deteriorated market conditions during 2016, particularly the severe contraction in the size of the overall North America hydraulic fracturing market, resulted in excess equipment not being utilized in our operations. In addition, as previously disclosed in our Form 10-K, we have been converting our hydraulic fracturing fleet in North America to a new Q10 pump and blender design. As a result of the reduced customer demand and technological changes, we impaired or wrote off a large portion of our older equipment. This disclosure combined with our PP&E disclosures contained in Note 7 to the consolidated financial statements provide the reader with the types of assets that were written off during 2016.

We also acknowledge the Staff’s comment on discussing the degree of uncertainty associated with the key assumptions used in determining the fair value of our long-lived assets and addressing potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions. We have considered Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350 in our financial statement disclosures and we respectfully submit that we believe our current disclosures included in Risk Factors on trends in oil and gas prices, Critical Accounting Estimates, and Note 3 to the consolidated financial statements incorporate this information. However, in the Company’s Form 10-K filing for the fiscal year ended December 31, 2017, and any future filings which incorporate material long-lived asset impairments, we will include the quantitative information discussed above and expand on our impairment disclosures as follows:

We assessed the fair value of our long-lived assets based on a discounted cash flow analysis, which required the use of estimates representing significant unobservable inputs such as management’s short-term and long-term forecast of operating performance, including revenue growth rates and expected profitability margins, and a discount rate based on our weighted average cost of capital. As such, these analyses incorporate inherent uncertainties about commodity prices, supply and demand for our services, and future market conditions that are difficult to predict in volatile economic environments. Should market conditions worsen or should a low commodity pricing environment persist for an extended period of time, our fair value assumptions of estimated future cash flows could be materially altered and we may be required to record additional asset impairments. Such a potential impairment charge could have a material adverse impact on our operating results.

3.	Tell us how your impairment tests on long-lived assets considered the political and economic turmoil in Venezuela and your decision to begin curtailing activity there during the first quarter of 2016. For example, explain how these factors impacted the material assumptions used in your impairment tests. Include information in your response quantifying the dollar amounts of your long-lived assets in Venezuela.

Response: We perform our impairment tests on long-lived assets in accordance with FASB ASC 360-10-35, which states that a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities to determine whether the carrying amount is recoverable. Estimates of future cash flows used to test the recoverability of long-lived assets include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use of the asset group. These estimates of future cash flows are made for the remaining useful life and are based on the service potential of the asset group at the date of the impairment test.

We performed our impairment assessments at the PSL level, which represented the lowest level of identifiable cash flows in accordance with the accounting standard. Since equipment in Venezuela may be redeployed for utilization in other geographic areas where we have identified a business need, we did not perform our impairment test at the Venezuela-country level. As a result of our overall PSL impairment analysis, the impairment charge that we recorded included approximately $30 million for long-lived assets in Venezuela. While Venezuela has experienced considerable political and economic turmoil, which resulted in our decision to begin curtailing activity in Venezuela during the first quarter of 2016, the macroeconomic environment in the country and the reduction of revenue as a direct result of such curtailment was not significant enough to trigger any additional impairment charges. In conjunction with this curtailment, we did not deploy any new fixed assets into the country. It should be noted that our long-lived assets in Venezuela are not material to our overall business (approximately $78 million of net property, plant and equipment at March 31, 2017).

Allowance for Bad Debts, page 37

4.	We note the disclosure in your Form 10-K regarding delays in the collection of payments on your outstanding trade receivables in Venezuela which has led you to classify a portion of these receivables within “Other assets.” We also note risk factor disclosure stating that you could be adversely affected by any delays in receiving payment on your receivables from your primary customer in Venezuela or their failure to pay a significant amount of your outstanding receivables. Revise to provide additional disclosure describing the process through which you analyze the collectability of these receivables, including your consideration of factors such as delays in collection, existing economic conditions in Venezuela, and the curtailment of your operations there. Include appropriate context such as a reasonably detailed discussion of the original payment terms and any changes made to the payment terms. In addition, provide us with an aging of your accounts receivable as of March 31, 2017 related to your operations in Venezuela that distinguishes between current and overdue accounts receivable and indicates the extent of delinquency in reasonable increments of time for overdue items.

Response: We acknowledge the Staff’s comment on providing additional disclosure regarding the process in which we analyze the collectability of our receivables in Venezuela, as well as providing further information on aging of receivables and original payment terms.

We have an extensive process to evaluate the collectability of outstanding receivables and analyze and monitor the financial solvency of all customers on a routine basis to ensure they are able to meet their short-term customer obligations and that they are able to continue to generate operating cash flows. Among other things, we analyze our customer’s historical time to pay, financial condition and various financial metrics, debt structure, credit agency ratings, production profile, political and economic factors in countries of operations, and other customer-specific factors.

We are submitting under separate cover as Exhibit A to this letter the aging of our accounts receivable as of March 31, 2017 and other information related to our operations in Venezuela. This submission will be made together with a request that the submitted materials be kept confidential in accordance with Rule 83 of the SEC’s Rules of Practice, and that the submitted materials be returned promptly following completion of the Staff’s review thereof in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

In future filings, including our next Quarterly Report on Form 10-Q, we will expand on the process through which we analyze the collectability of these receivables by disclosing:

We have an extensive process to evaluate the collectability of outstanding receivables and routinely monitor the financial stability of all of our customers. Among other things, we analyze our customer’s historical time to pay, financial condition and various financial metrics, debt structure, credit agency ratings, production profile, political and economic factors in countries of operations, and other customer-specific factors. Although we have continued to experience delays in collecting payments on our receivables from our primary customer in Venezuela, our outstanding receivables are not disputed, and we have not historically had material write-offs relating to this customer. We continue to believe these receivables are collectable. We are actively managing our relationship with this customer with active dialogue between key executives of both companies.

Notes to Consolidated Financial Statements

Note 10 – Income Taxes, page 60

5.	We note that a deferred tax liability was recognized in 2016 for undistributed foreign earnings as a portion of your cumulative undistributed foreign earnings outside of the United States will no longer be permanently invested. Tell us how the analysis of the financial requirements of your United States companies and foreign subsidiaries and the overall capital structure of your global organization led you to determine that undistributed earnings of certain foreign subsidiaries would no longer be permanently reinvested outside the United States. With your response, provide us with a discussion of the specific plans you have for reinvestment of material components of the undistributed earnings of foreign subsidiaries you intend to permanently reinvest outside the United States. Refer to FASB ASC 740-30-25-17.

Response: As noted in our MD&A – Executive Overview section of our Form 10-K, during the second quarter of 2016, Halliburton and Baker Hughes mutually terminated their merger agreement. According to the terms of the merger agreement, Halliburton was required to pay Baker Hughes a termination fee of $3.5 billion. This amount was paid during the second quarter of 2016. In addition, as a result of the termination of the merger agreement, Halliburton was required to redeem in the second quarter of 2016, $2.5 billion of the senior notes issued in November 2015. As a result of these two payments and the other regular cash consumptions, the Company’s U.S. cash on hand decreased from $7.9 billion at March 31, 2016 to $1.2 billion at June 30, 2016.

In addition, as noted in our MD&A – Liquidity and Capital Resources section of our Form 10-K, in conjunction with the termination of our merger agreement with Baker Hughes and as a result of general market conditions, Standard & Poor’s (S&P) changed Halliburton’s long-term credit rating from A to A-, while placing it on CreditWatch with negative implications, and changed Halliburton’s short-term credit rating from A-1 to A-2. Additionally, during the second quarter of 2016, Moody’s Investors Service (Moody’s) changed Halliburton’s long-term credit rating from A2 to Baa1, while placing it on negative outlook, and changed Halliburton’s short-term credit rating from P-1 to P-2. In its announcement, Moody’s stated that the “Debt incurred to finance its failed bid to acquire Baker Hughes Inc. together with the negative impact on profitability and cash flow of the very weak oilfield services environment have eroded Halliburton’s credit metrics to levels which no longer support its A2 rating.”

In the second quarter of 2016, Halliburton management reviewed its capital structure around the world and, given S&P’s and Moody’s downgrade of Halliburton earlier in the quarter, decided that the Company’s financial objectives should include more tightly managing the net debt position of the Company. Accordingly, the Company re-prioritized global cash needs and certain foreign cash became the preferred method for financing the U.S. cash needs of the Company as opposed to drawing on the $3.0 billion available under the Company’s revolving credit facility.

After evaluating the above, the Company recognized a deferred tax liability on a portion of the cumulative undistributed foreign earnings outside of the United States equaling approximately $3.3 billion. The $3.3 billion represented 100% of the outside basis difference for one foreign subsidiary directly owned by the United States consolidated group. This foreign subsidiary held one intercompany note receivable with a carrying amount of $3.3 billion. The selection of this specific subsidiary and its note receivable represented the most efficient and economical means for potential future cash repatriation into the United States without substantially impairing or altering the foreign operations of the Company.

As disclosed in our MD&A – Liquidity and Capital Resources section of our Form 10-K, the Company had $1.8 billion of total cash positions held by foreign subsidiaries at December 31, 2016. Generally, available cash on hand represents the amount of undistributed earnings that have not been reinvested back into the business, although it could be utilized to make future reinvestments. For example, identified needs for such foreign cash include local working capital, future acquisitions, infrastructure and technology in existing foreign operations, investments in the expansion into other foreign markets, and other capital investments. All other undistributed earnings have already been reinvested in the business (e.g., invested in local inventory or property, plant, and equipment). Accordingly, the deferred tax liability on $3.3 billion of undistributed foreign earnings includes both a deferred tax liability on all of the cumulative foreign earnings that have not already been directly reinvested into the foreign business (i.e., earnings held in the form of cash) and a deferred tax liability on a portion of the cumulative foreign earnings that have been reinvested back into the foreign operations (i.e., earnings currently invested in inventory, property, plant, and equipment, or M&A activity).

6.	You state that it is not practicable to estimate the additional amount of unrecognized deferred tax liability related to undistributed earnings of foreign subsidiaries permanently reinvested outside the United States. Explain your basis for this assertion, especially considering the deferred tax liability recognized in 2016 for undistributed foreign earnings that will no longer be permanently reinvested. Refer to FASB ASC 740-30-50-2.

Response: With respect to the requirements of ASC 740-30-50-2, we determined that it was not practicable to estimate the amount of the unrecognized deferred tax liability due to the complexity of the multi-national tax environment in which the Company operates, the Company’s international holding structure (i.e., hundreds of foreign companies held through multiple chains of ownership), the difficulty inherent in estimating the timing of a hypothetical distribution, the various possible tax structures that could be used to facilitate the repatriation of the earnings, and the complication of computing each specific country’s foreign tax credit regime. These complexities are further compounded by the challenges created by quantifying the impact of multiple acquisitions, sales, dissolutions and restructurings that have occurred over time. Accordingly, it was not practicable to estimate the additional amount of the unrecognized deferred tax liability related to undistributed earnings of foreign subsidiaries permanently reinvested outside the United States.

With respect to the fact that the Company recognized a 2016 deferred tax liability for $3.3 billion of undistributed foreign earnings, as mentioned in our response to Question 5, the liability was established on 100% of the outside basis difference for one foreign subsidiary directly owned by the United States consolidated group, and this foreign subsidiary held one intercompany note receivable with a carrying amount of $3.3 billion. The complexities mentioned above were not present for this subsidiary.

We look forward to answering any questions you may have on our responses and providing you with any additional information you may require. Please direct any questions or comments to our counsel at Baker Botts L.L.P., Kelly Rose, at 713-229-1796.

Sincerely,

HALLIBURTON COMPANY

/s/ Robb L. Voyles
By:	Robb L. Voyles
Executive Vice President, Interim Chief Financial Officer, Secretary and General Counsel